News Release
Sustainable Growth

HARVEST ENERGY ANNOUNCES FOURTH QUARTER AND FULL YEAR 2007
RESULTS AND DISTRIBUTION DECLARATION

Calgary, Alberta – March 12, 2008 (TSX: HTE.UN; NYSE: HTE) – Harvest Energy Trust (“Harvest”) today announces the release of its fourth quarter and year ended December 31, 2007 financial and operating results. The audited financial statements, notes and MD&A pertaining to the year ended December 31, 2007 are filed on SEDAR at www.sedar.com and are available on Harvest’s website at www.harvestenergy.ca on the ‘Financial Information – Financial Reports’ page. All figures reported herein are Canadian dollars unless otherwise stated.

2007 Highlights:

  Cash from operating activities for the year ended December 31, 2007 were $641.3 million ($4.63 per trust unit), compared to $507.9 million ($5.00 per trust unit) for the prior year and reflect a full year of operations as an integrated oil company with contribution from both the upstream and downstream businesses;

  Upstream production of 60,336 barrels of oil equivalent per day (boe/d) was essentially flat compared to the full year 2006 production of 59,729 boe/d. We exited 2007 with production of approximately 58,000 boe/d;

  Capital investments of $300.7 million in our upstream business in western Canada resulted in the drilling of 182 gross wells with a 98% success rate, and including acquisitions we replaced 104% of our 2007 annual production;

  Successful exploration activities in Markerville and Central Alberta resulted in the drilling of two wells with productive capacities of 500-800 boe/d, and potential for further downspacing to maximize recovery. Both wells came on production at the end of 2007 with one of the wells flowing at approximately 700 boe/d and the second well being evaluated for additional stimulation to enhance production;

  Completed preparation to implement three Enhanced Oil Recovery (EOR) projects in 2008 at Wainwright, Bellshill Lake and Suffield, resulting in an additional 5.7 mmboe of Proved plus Probable (P+P) reserves booked for 2007, with incremental additions expected in 2008. Work continues on further EOR projects for 2009 and subsequent years at Kindersley and Hayter that could have further impact on our large original-oil-in-place pools across our asset base;

  Continued success in Southeast Saskatchewan with the acquisition of Grand Petroleum supplementing our existing presence in the area, where we drilled 33 gross wells in the Souris Valley / Tilston formation (100% success rate), with 40 additional wells planned for 2008, including the planned drilling of a Bakken test well. This region offers strong netbacks (averaging $44/boe in 2007) due to predominantly light oil production, good infrastructure systems and a favorable royalty regime, as well as very attractive Finding & Development Costs averaging $11.87/boe (including future development costs) over the past three years;

  First fiscal year of operating the North Atlantic refining and marketing business, and undertook several margin improvement initiatives, including commencing the visbreaker enhancement project and appointing a COO of Downstream, Brad Aldrich. Refinery throughput averaged 98,617 bbl/d for the year, with average refining margins in line with our expectations at US$10.05/bbl;

  Invested $44.1 million in capital improvement projects at the refinery, including $2 million for the visbreaker enhancement project, with the balance invested in routine maintenance and discretionary projects designed to improve reliability and performance; and

  As a result of cash flow contributions from both the upstream and downstream businesses, our distributions declared as a percentage of Cash from Operating Activities averaged 95% in 2007. This ratio is expected to be reduced in 2008 due to the reduced distribution level and no scheduled downtime at the refinery.

HARVEST ENERGY
PRESS RELEASE	Page 2 of 8	March 12, 2008

Fourth Quarter Highlights:

  Cash Flows in the fourth quarter were $88.0 million ($0.60 per trust unit) due to the expenses and reduced throughput associated with a major turnaround at the refinery, and were 37% lower than the $140.5 million ($1.21 per trust unit) for the fourth quarter 2006 and 54% lower than the previous quarter;

  Upstream production averaged 58,416 boe/d during the quarter, 8% lower than 63,436 boe/d recorded in the same period in 2006;
  Drilled 21 gross wells with a success rate of 95% and invested $30.6 million in upstream capital development;

  Completed a major refinery turnaround on time and on budget in the fourth quarter, which was accelerated from the second quarter of 2008 to take advantage of seasonally low refining margins late in the year. This positions Harvest to benefit from higher throughput during the first half of 2008 when refining margins tend to be stronger; and

  Commissioned a global engineering firm to undertake a detailed engineering analysis outlining capital costs, timelines and rates of return on a range of potential growth projects available at the North Atlantic refinery, with details expected in the latter half of 2008.

Financial & Operating Highlights

The table below provides a summary of Harvest’s financial and operating results for the three and twelve month periods ended December 31, 2007 and 2006.

	Three Months Ended		Twelve Months Ended
FINANCIAL ($000s except where noted)	Dec. 31, 2007	Dec 31, 2006	Dec. 31, 2007	Dec 31, 2006	2006 to 2007 % Change
Revenue, net(1)	$879,124	$682,744	$4,069,600	1,380,825	195%

Cash From Operating Activities	87,998	140,543	641,313	507,885	26%
Per trust unit, basic	$0.60	$1.21	$4.63	$5.00	(7%)
Per trust unit, diluted	$0.60	$1.16	$4.30	$4.84	(11%)

Net income(2)	(113,585)	1,533	(25,676)	136,046	(119%)
Per trust unit, basic	(0.77)	0.01	$(0.19)	$1.34	(114%)
Per trust unit, diluted	(0.77)	0.01	$(0.19)	$1.33	(114%)

Distributions declared	144,681	134,974	610,280	468,787	30%
Distributions declared, per trust
unit	0.98	1.14	$4.40	$4.53	(3%)
Distributions declared as a
percentage of Cash From
Operating Activities	164%	96%	95%	92%	3%

Bank debt			1,279,501	1,595,663	(20%)
Senior debt			241,148	291,350	(17%)
Convertible debentures(3)			651,768	601,511	8%
Total long-term financial
liabilities(3)			2,172,417	2,488,524	(13%)

Total assets			5,451,683	5,745,558	(5%)

HARVEST ENERGY
PRESS RELEASE	Page 3 of 8	March 12, 2008

Three Months Ended			Twelve Months Ended
			Dec. 31,		2006 to 2007
Dec. 31, 2007		Dec 31, 2006	2007	Dec 31, 2006	% Change

PETROLEUM & NATURAL GAS OPERATIONS

Production
Light to medium oil (bbl/d)	26,640	28,152	27,165	27,482	(1%)
Heavy oil (bbl/d)	13,354	13,967	14,469	13,904	4%
Natural gas liquids (bbl/d)	2,595	2,649	2,412	2,247	7%
Natural gas (mcf/d)	94,961	112,006	97,744	96,578	1%
Total daily sales volumes
(boe/d)(4)	58,416	63,436	60,336	59,729	1%

Cash capital expenditures	30,643	90,358	300,674	376,881	(20%)

Operating Netback($/boe)
Revenue	$57.32	$46.80	$53.78	$51.40	5%
Royalties	(9.94)	(8.69)	(9.69)	(9.18)	6%
As a percent of revenue	17.3%	18.6%	18.0%	17.9%	1%
Operating Expense	(14.16)	(11.87)	(13.66)	(11.12)	23%
Transportation & Marketing
Expense	(0.44)	(0.50)	(0.54)	(0.56)	(4%)
Operating Netback	$32.78	$25.74	$29.89	$30.54	(2%)
DOWNSTREAM OPERATIONS(4)	61,717	86,890	98,617	86,890	13%
Average daily throughput (bbl/d)	5,678	6,343	35,995	6,342	468%
Average Refining Margin (US$/bbl)	$6.00	$9.32	$10.05	$9.32	8%
Cash capital expenditures	16,889	21,411	44,111	21,411	106%
(1)	Revenues are net of royalties.
(2)	Net Income for the three and twelve months ending December 31, 2007 includes a future income tax recovery of $57.5 million (2006 – nil) and an expense of $65.8 million (2006 – a recovery of $2.3 million), respectively. Additionally, net income for the three and twelve months ending December 31, 2007 includes unrealized net losses on risk management contracts of $122.7 million (2006 – net gains of $16.2 million) and $147.8 million (2006 – net gains of $52.2 million), respectively. Please see Notes 16 and 18 to the Consolidated Financial Statements for further information.
(3)	Includes current portion of Convertible Debentures.
(4)	Downstream operations acquired on October 19, 2006.
(5)	A boe conversion ratio of six thousand cubic feet per barrel (6mcf/bbl) of natural gas to barrels of oil equivalence is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
	As at December 31, 2007		As at December 31, 2006
RESERVES (mmBOE)(1)	Gross	Net	Gross	Net
Proved reserves	154.5	134.7	158.9	137.6
Probable reserves	66.5	57.6	61.0	52.3
Total proved plus probable (P+P) reserves	220.9	192.3	219.9	189.9
(1)	A summary of Harvest’s 2007 reserves is included in a separate press release issued March 12, 2008.
(2)	Columns may not add due to rounding.

Message to Unitholders
Against the backdrop of a constantly changing and rapidly evolving industry, Harvest remained focused on our core principles of value creation through 2007. Over the past few years, we have built an excellent portfolio of assets through acquisition and development. We are fortunate to have two strong business platforms – our upstream (production of oil and natural gas) and downstream (refining and marketing). We capture the value of these assets for our shareholders through the dedicated efforts of our highly skilled employees.

HARVEST ENERGY
PRESS RELEASE	Page 4 of 8	March 12, 2008

During 2007, we refocused our upstream teams on longer term opportunities in our asset base. In western Canada, we complemented our ongoing drilling efforts with an increased focus on enhanced recovery of our very large fields, most of which have relatively low recovery of the original oil and gas in place. In downstream, we continued striving to improve margins, strengthened the organization with some key hires, initiated a major profit improvement investment, and also began the process of looking at the very substantial growth opportunity embedded in that business. We experienced challenges in 2007 with the continued effect of the Canadian trust tax situation, the royalty regime modifications in Alberta, a strong Canadian dollar, and an escalating cost environment. We also had some internal challenges in the upstream business with production volumes that we have since successfully overcome. These challenges reminded us that we can not be static; we must continue to be nimble and adaptive in pursuit of the best courses of action for creating value for our unitholders. To that end, we advanced and formalized a Sustainable Growth strategy that will position Harvest for the long term as a significant operator in Canada’s energy industry. This strategy includes a focused capital investment program that allows us to capture the full value of our assets for shareholders, yet remaining disciplined in our approach to this capital investment. To do this, we must maintain financial flexibility and an appropriate balance sheet. As a result, we have set a monthly distribution level of C$0.30 per unit with a goal to improve financial flexibility through debt reduction.

Upstream Segment

A key component of our Sustainable Growth strategy is positioning Harvest to maximize value from our assets over the long term. In keeping with this strategy, our teams are focused on methods to improve recovery of our large, original oil in place (OOIP) pools. We have approximately 2 billion barrels of OOIP on our conventional lands, with another 1 billion barrels of OOIP on our oilsands lands. Having access to such large hydrocarbon pools with only approximately 20% overall recovery to date across the entire asset base provides us with significant short and longer term benefits.

An important part of managing our portfolio includes constantly high-grading and consolidating our assets. Consistent with this, we successfully added to some of our core areas during 2007 while also divesting of minor properties or interests for very attractive metrics. We successfully completed the acquisition of Grand Petroleum in mid-year, bolstering our already strong positions in southeast Saskatchewan and central Alberta. The Grand acquisition was completed at very attractive metrics of approximately $41,000 per boepd, or $23.00 per proved plus probable barrel of reserves.

In addition to the Grand acquisition, we also strengthened our presence in southeast Saskatchewan through internal development, infill drilling, small land acquisitions, ongoing pool delineation and interest consolidation. This continues to be a key area for Harvest because it offers light oil production, excellent netbacks (averaging $44/boe in 2007), favorable royalty regime, new pool discoveries and the expansion of our focus from the Tilston / Souris Valley playtrends to include the Bakken. Since we first entered the area in 2003, we have successfully grown production, by drilling 118 wells. To further consolidate our position in southeast Saskatchewan, we divested of two small non-core properties late in 2007, for very attractive metrics averaging approximately $82,000 / boepd.

The attractive royalty regime offered in Saskatchewan became even more relevant in the fall of 2007 as the Alberta government announced punitive changes to the existing royalty rates in the province, to become effective in 2009. This new royalty framework is very negative for an industry that is already struggling with a rising cost structure, a strong Canadian dollar and the challenges brought about by changes to the tax status for energy trusts. In a high commodity price environment, producers with higher productivity wells will be the most impacted by the new royalties. Our independent reserve evaluators completed a thorough analysis of the changes and confirmed that the impact under the most likely scenario of this new royalty regime would result in a reserves net present value impact of less than 1% to Harvest. This is because only 55% of our upstream production is derived from Alberta crown lands. Relative to our peers, Harvest would be one of the least impacted producers. Despite experiencing some production challenges in our asset base in 2007, we believe that the potential of our asset base is enormous. We have a large portfolio with substantial resource in place and relatively low recovery. As commodity prices have improved, we see great economic and technical opportunity to increase recovery from these fields. If prices continue to improve, the potential in the future is even greater.

HARVEST ENERGY
PRESS RELEASE	Page 5 of 8	March 12, 2008

Near Term Enhanced Oil Recovery (EOR) Projects

In 2008, we are implementing three enhanced oil recovery (EOR) initiatives, and will conduct the work needed for future projects in 2009 and beyond. At our Wainwright field, we are on schedule for fourth quarter 2008 implementation of an alkaline surfactant polymer (ASP) flood pilot project which could improve recovery factors by up to 15%. We are also launching two enhanced waterfloods at Bellshill Lake and Suffield, respectively, which will result in produced water from one pool being reinjected into an adjacent pool to enhance reservoir pressure and ‘push’ more oil out. These projects require very modest capital investment but have the potential to add significant reserves, which is accretive to our net asset value, and also greatly improves our finding & development (F&D) costs. At current prices, the economics are very attractive and if successful could be replicated across the asset base in many of our other large OOIP fields. In our year end 2007 reserve bookings our independent reserve evaluators gave us some recognition for the potential of these projects, and we would expect incremental additions to our reserve bookings in 2008.

While we are implementing these enhanced oil recovery projects in 2008, we will also be looking at other fields for the implementation of enhanced recovery in 2009 and beyond, including a super-saturated brine injection project in Kindersley, enhanced waterflooding in Hay River and acid gas / solvent injection in Hayter. These projects demonstrate the potential in our large asset base for enhanced recovery through design and implementation of optimal recovery schemes. In addition, since some of these projects can be implemented relatively quickly, we are able to benefit from impacts to production and cash flow in as little as 4 months of project initiation.

Longer Term Projects

Given the maturity of the Western Canadian Sedimentary Basin coupled with the environmental concerns about greenhouse gases, producers in western Canada are looking more at the potential opportunity that CO2 injection represents. Based on independent engineering assessments, approximately 40% of Harvest’s overall asset base is amenable to miscible or immiscible CO2 flooding, positioning us very well should the logistical issues surrounding CO2 sourcing and transportation in western Canada be resolved. We also have potential with our Coal Bed Methane (CBM) rights and substantial oil sands leases. With current and improving commodity prices, these assets show great economic potential given the substantial amount of resource on these lands. Harvest has the ability to hold these lands and develop their resource potential as commodity prices and the operating environment allow.

Downstream Segment

With the addition of our downstream segment, we have vertically integrated our business. This vertical integration is designed to enable Harvest to capture a greater share of the value chain for our investors, exploit the natural hedge that exists from producing and refining heavier crude oil, diversify our cashflows for enhanced sustainability and generate long-term value for shareholders.

As 2007 was the first full year for Harvest owning the refinery, we can now look back and reflect upon the successes we achieved and the areas in which we faced challenges. The strength of refining margins and the resultant cash flow generated by the refinery were very robust in the first half of 2007. This strength enabled us to bolster our balance sheet by adding $689.2 million to our equity from the conversion of convertible debentures and equity financing. In the second half of the year when margins are seasonally weaker, we took the opportunity to accelerate maintenance that was originally planned for the second quarter of 2008. We were pleased with the refinery’s operational performance throughout the year although we have great confidence that we can do even better in future years with the focused strategies that we have to further improve operational performance.

Through our first year of owning the refinery, we were focused on activities to enhance margins and maximize the value of the business in the short term, while also positioning ourselves to improve margins over the long term. In the second quarter when gasoline cracks were near record highs, we were able to take advantage of this strength by adjusting our product mix to be more heavily weighted to gasoline. Although the natural markets for our refined products are the Boston and New York harbors, we have the option to sell into other markets that may prove more lucrative for us, which we successfully did in 2007. We sold distillate products in Europe, high sulphur fuel oil (“HSFO”) in South Asia and gasoline and distillate products in South America. Each of these markets offered higher prices than our natural markets and we worked with our marketing agent to effect those transactions. In the fourth quarter, we entered into an exclusive agreement to sell all of our HSFO directly to a major global energy company, rather than go through our marketing agent. This will result in better realized pricing for our HSFO. We will continue to seek out and pursue similar opportunities that create incremental value for our unitholders.

HARVEST ENERGY
PRESS RELEASE	Page 6 of 8	March 12, 2008

Consistent with historical trends, when the summer driving season ended in the third quarter, the gasoline crack declined considerably and refining margins were much lower in the third quarter compared to the second quarter. This effect was magnified further for Harvest because we also experienced a short-term weakening of the price discounts of our sour crude oil feedstock. Lower product prices combined with higher input costs resulted in weaker than expected refining margins in the third quarter. However, this weak margin environment provided a good opportunity for us to accelerate into the fourth quarter of 2007 a turnaround and partial shut-down of the refinery from the second quarter of 2008 when margins are expected to be stronger. The turnaround was complete in early December and since then we have seen improved performance with strong throughput. We have also experienced a strengthening in product prices and crack spreads, as well as more normalized sour crude discounts.

We bolstered our North Atlantic business further by the appointment of a COO of Downstream, Brad Aldrich who brings many years of experience in improving, expanding and maximizing refineries globally. The expertise of Brad and the North Atlantic team was instrumental in ensuring that the accelerated turnaround was successfully completed without incident, on time and on budget, and that the refinery was back up and running to near capacity in the first week of December. Brad and his team’s experience will be invaluable as we evaluate and pursue further capital investment opportunities at the refinery.

Refinery Capital Investment Opportunities

During 2007, we started looking at the great uncaptured potential embedded in the North Atlantic refinery. The first step toward capturing some of this value was the sanctioning of a project to enhance the visbreaker unit. The visbreaker is a unit which takes low valued vacuum tower bottoms (“VTB’s”) and ‘breaks the viscosity’ of this product stream so that it may be sold into the higher valued HSFO market. This $17 million project, which is scheduled for commissioning in the fourth quarter of 2008, will result in an additional 1,500 bbl/d of high value distillate product being sold instead of being utilized in the process of blending HSFO.

In 2008, a third party global engineering firm will complete a detailed engineering study of the technical feasibility and construction timing and cost estimates of various enhancement opportunities at the refinery. One of the most significant projects under consideration is the addition of delayed coking capability to eliminate HSFO production, and convert approximately 30,000 bbl/d of negative margin products to higher value distillate and gasoline products. At the same time, there is a potential refinery expansion to increase throughput by 33% or more. Finally, we could also modify the refinery to enable us to purchase less expensive heavier and more sour crude oils, which would further improve margins. Given the refinery’s supportive community, extensive land base, underutilized infrastructure, and cost advantages of off-shore unit assembly, these opportunities appear at this time to have very attractive investment return potential. The results of this engineering study will provide the basis for more definitive project scope selection and improved economic analyses. As in the upstream, these projects represent options that can be exercised as markets and other factors dictate.

Environmental, Health & Safety (EH&S)

Protecting our people, our partners, our stakeholders and the environment are key elements of our business. While we are active throughout the organization, we never lose sight of the fact that safe and environmentally friendly business practices are critical to our social license to operate.

In our upstream segment, we are a participant in the Canadian Association of Petroleum Producers’ (CAPP) Stewardship program, and achieved platinum level status in 2007 and each of the last 3 years. In 2007, we also achieved a lower lost time injury frequency than the industry average, and were recognized for Worker’s Compensation Board premium rebates because of our strong corporate performance. Going forward, we will continue pursuing excellence in our EH&S initiatives.

In the downstream segment, we have set new internal safety records approaching 1.8 million person-hours without a lost time accident to the end of February, 2008, and we scored top marks (97%) on a Newfoundland government safety audit in 2007. These achievements demonstrate the effectiveness of our integrated management system which incorporates environmental, health and safety considerations. The key components of this continuous improvement program include job safety analysis, incident investigations, risk management, detailed equipment inspections, work permitting, in-house government-certified inspectors and Canadian Registered Safety Professionals.

In all aspects of our business, we are committed to minimizing our environmental footprint, being a good and responsible corporate citizen, and conducting all of our affairs in an environmentally and socially responsible manner.

HARVEST ENERGY
PRESS RELEASE	Page 7 of 8	March 12, 2008

Future Outlook

Although the Canadian government’s trust tax proposal was passed into law in the second quarter of 2007 and is scheduled to be implemented in 2011, Harvest continues to investigate alternatives to its royalty trust structure that would accommodate an efficient distribution of cash to unitholders and enable us to maintain our sustainable growth strategy. Currently, our base case is to maintain our existing structure and then convert to a Canadian corporation. We anticipate that the conversion can be completed on a tax free basis for both Harvest and its unitholders. Throughout this transition period, we expect to be able to continue with our on-going business plans including property acquisitions and divestitures while we continue to distribute a significant portion of cash flow to our investors. We have a significant amount of “safe harbour” flexibility in delivering our business plan over this time period. We are investigating other opportunities that would improve the tax efficiency and valuation for our investors.

Harvest is well positioned as a major contributor to Canada’s energy industry. We have assembled a very strong asset base loaded with optionality and brought together talented teams who are committed to identifying unique opportunities for value creation and risk management. I believe this organization has all the necessary elements for success and is well positioned to overcome challenges and deliver positive returns for our unitholders for many years to come.

Distribution Declaration

The distributions declared are based on forecast commodity price levels and operating performance that are consistent with the current environment.

Record Date	Ex-Distribution Date	Payment Date	$Cdn Distribution Amount
March 25, 2008	March 20, 2008	April 15, 2008	$0.30
April 22, 2008	April 18, 2008	May 15, 2008	$0.30

The Cdn$0.30 per unit is equivalent to approximately US$0.30 per unit if converted using a Canadian/U.S. dollar exchange rate of 1.010. For U.S. beneficial holders, the U.S. dollar equivalent distribution will be based upon the actual Canadian/U.S. exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may apply.

Conference Call & Webcast

Harvest will be hosting a conference call and Webcast to discuss our 2007 results at 9:00 a.m. Mountain time (11:00 a.m. Eastern time) on March 13th, 2008. Callers may dial 1-866-862-3927 (international callers or Toronto local dial 416-641-6106) a few minutes prior to start and request the Harvest conference call. The call will also be available for replay by dialing 1-800-408-3053 (international callers or Toronto local dial 416-695-5800) and entering passcode 3250287.

Webcast listeners are invited to go to the Investor Relations – Presentations & Events page of the Harvest Energy website at www.harvestenergy.ca for the live Webcast and/or a replay of the Webcast.

Harvest is a significant operator in Canada’s energy industry offering Unitholders exposure to an integrated structure with upstream and downstream segments. We focus on identifying opportunities to create and deliver value to Unitholders through monthly distributions and unit price appreciation. Given our size, liquidity and integrated structure, Harvest is well positioned to complement our internal portfolio with value-added acquisitions that help drive our Sustainable Growth strategy. Our upstream oil and gas production is weighted approximately 73% to crude oil and liquids and 27% to natural gas, and is complemented by our long-life refining and marketing business. Harvest trust units are traded on the Toronto Stock Exchange (“TSX”) under the symbol “HTE.UN” and on the New York Stock Exchange (“NYSE”) under the symbol “HTE”.

ADVISORY

Certain information in this press release, including management’s assessment of future plans and operations, contains forward-looking information that involves risk and uncertainty. Such risks and uncertainties include, but are not limited to, risks associated with: imprecision of reserve estimates; conventional oil and natural gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in Harvest’s regulatory reports and filings made with securities regulators.

Forward-looking statements in this press release may include, but are not limited to, production volumes, operating costs, commodity prices, capital spending, access to credit facilities, and regulatory changes. For this purpose, any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as “may”, “will”, “should”, ”anticipate”, “expects” and similar expressions.

HARVEST ENERGY
PRESS RELEASE	Page 8 of 8	March 12, 2008

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Investor & Media Contacts:

John Zahary, President & CEO
Robert Fotheringham, Chief Financial Officer
Cindy Gray, Manager, Investor Relations

Corporate Head Office:
Harvest Energy
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4
Phone: (403) 265-1178
Toll Free Investor Mailbox: (866) 666-1178
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca